

07001078

COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2007
Wash., D.C. 210

SEC FILE NUMBER
8-49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Tower Boulevard, Suite 808
(No. and Street)

Durham	NC	27707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Simonson 919-490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

3603 University Drive	Durham	NC	27707
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KK 3/14/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Amy L Snowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Operations Principal
Title

Notary Public — My Commission expires: 11/20/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



VERITY INVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

VERITY INVESTMENTS, INC.

CONTENTS

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com


Nelson
& COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

2501 BLUE RIDGE ROAD, SUITE 410
RALEIGH, NORTH CAROLINA 27607

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

INDEPENDENT AUDITORS' REPORT

February 18, 2007

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 10 and the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson & Company, P.A.

VERITY INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 33,939	$ 36,480
CRD deposits	1,575	2,005
Commissions receivable	325,284	178,036
Receivable from Parent	55,843	23,855
Total current assets	416,641	240,376
	$ 416,641	$ 240,376
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 185,118	$ 97,515
Line of credit	9,303	-
Income tax payable to Parent	20,003	14,900
Accrued income tax payable	6,922	4,900
Total current liabilities	221,346	117,315
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	164,295	92,061
Total stockholder's equity	195,295	123,061
	$ 416,641	$ 240,376

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Brokerage commissions	$ 389,976	$ 609,885
Advisory fees	893,152	363,634
12b-1 distribution fees	199,868	217,642
Municipal income	818	309
Other income	466	497
Total revenues	1,484,280	1,191,967
Expenses		
Commissions expense	834,404	645,105
Management fee	235,893	223,000
Licenses	10,777	11,773
Professional fees	123,673	85,010
Salaries	72,479	68,557
Office expense	75,669	71,035
Insurance	8,206	10,320
Software	1,676	3,665
Advertising	5,582	2,874
Miscellaneous expense	16,402	4,987
Total expenses	1,384,761	1,126,326
Income before income taxes	99,519	65,641
Provision for income taxes	27,285	13,089
Net income	$ 72,234	$ 52,552

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings
Balances at December 31, 2004	$ 31,000	$ 39,509
Net income for 2005	-	52,552
Balances at December 31, 2005	31,000	92,061
Net income for 2006	-	72,234
Balances at December 31, 2006	$ 31,000	$ 164,295

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 72,234	$ 52,552
Adjustments to reconcile net income to net cash provided by (used in) operating activitives:		
Decrease (increase) in CRD deposits	430	(1,954)
(Increase) in commissions receivable	(147,248)	(109,142)
(Increase) in receivable from parent	(31,988)	(23,855)
Increase in accounts payable	87,603	63,867
Increase in income tax payable to parent	5,103	6,400
Increase in income tax payable	2,022	4,900
Net cash (used in) operating activities	(11,844)	(7,232)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit	9,303	-
Net (decrease) increase in cash and cash equivalents	(2,541)	(7,232)
CASH AND CASH EQUIVALENTS		
Beginning	36,480	43,712
Ending	$ 33,939	$ 36,480
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ -	$ -
Income taxes	$ 4,900	$ -

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Verity Investments, Inc. (The Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD), and is an Investment Advisor operating under the laws of the State of North Carolina, registered with the Office of the Secretary of State of North Carolina, Securities Division. It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the Parent).

A Summary of the Company's Significant Accounting Policies follows:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase of less than ninety days, which are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Bad Debts

The Company uses the allowance method to determine uncollectible accounts. At December 31, 2006 and 2005, management believed that all commissions receivable were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain items in the 2005 financial statements have been reclassified to conform to the presentation adopted for the 2006 financial statements. These reclassifications had no effect on previously reported net income or retained earnings.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2006, the Company had net capital of $127,787, which was $102,787 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.59 to 1. At December 31, 2005, the Company had net capital of $95,221, which was $70,221 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1.

Note 3. Related Party

By an agreement dated June 28, 1996, Verity Asset Management, Inc., the Parent company of the Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and salaries. Under this agreement Verity Investments, Inc. was not responsible for reimbursing Verity Asset Management, Inc., but did so with a management fee.

Effective December 31, 2003, an agreement exists between the two parties by which all such expenses must be reimbursed to the Parent based on a reasonable allocation plan.

Total management fees paid and reimbursements paid to the Parent by the Company were $482,303 and $366,233 for the years ended December 31, 2006 and 2005, respectively.

During 2005, an owner of Verity Investments, Inc. became an officer of an investment holding company which is owned by certain clients of Verity Investments, Inc.

Note 4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5. Employee Benefit Plans

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 1% and 3% of compensation for 2006 and 2005, respectively. Contributions made under the plan totaled $1,897 and $1,888 for the years ended December 31, 2006 and 2005, respectively.

Note 6. Line of Credit

The Company has a line of credit with a maximum borrowing capacity of $35,000 and an interest rate of 18.24%. $25,697 is available on the line of credit at December 31, 2006.

VERITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Net capital		
Total stockholders' equity	$	195,295
Deductions and/or charges:		
Nonallowable assets:		
Receivables over 30 days due		610
CRD deposits		1,575
Receivables from Parent		55,843
Net capital	$	137,267
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payables	$	194,421
Total aggregate indebtedness	$	194,421
Computation of basis net capital requirement		
Minimum net capital required:		
Company	$	12,961
Minimum dollar requirement	$	25,000
Net capital required (greater of the above two items)	$	25,000
Excess net capital	$	112,267
Excess net capital at 1,500 percent	$	124,306
Excess net capital at 1,000 percent	$	117,825
Ratio: Aggregate indebtedness to net capital		1.42 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	168,537
Audit adjustment for income taxes		(26,925)
Adjustment for payoll taxes due on imputed taxable benefits		(4,345)
Net capital, per above	$	137,267

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com


Nelson
& COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

2501 BLUE RIDGE ROAD, SUITE 410
RALEIGH, NORTH CAROLINA 27607

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 18, 2007

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc. (the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

END